Exhibit 99.85

April 23, 2021

Filed via SEDAR

To All Applicable Exchanges and Securities Administrators

Subject:	Carbon Streaming Corp. (the “Issuer”)
Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer’s upcoming meeting of securityholders:

Meeting Type:	Annual General Meeting
Meeting Date:	June 29, 2021
Record Date for Notice of Meeting:	May 19, 2021
Record Date for Voting (if applicable):	May 19, 2021
Beneficial Ownership Determination Date:	May 19, 2021
Class of Securities Entitled to Vote:	Common Shares
ISIN:	CA14116K1075
Location:	Conference Call
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	No
Notice and Access for Registered Holders:	No
Stratification Level	Not applicable

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

ODYSSEY TRUST COMPANY

AS AGENT FOR Carbon Streaming Corp.